UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2018

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	0-10140	95-3629339
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 North Haven Avenue, Ontario, California	91764
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Agreement and Plan of Reorganization and Merger

On February 26, 2018, CVB Financial Corp., a California corporation (the “Company”), Citizens Business Bank, a California state-chartered bank and wholly-owned subsidiary of the Company (“Citizens”), and Community Bank, a California state-chartered bank (“Community”), entered into an Agreement and Plan of Reorganization and Merger (the “Reorganization Agreement”), pursuant to which Community will be merged with and into Citizens, with Citizens as the surviving bank (the “Merger”).

Upon consummation of the Merger, the Articles of Incorporation and Bylaws of Citizens as in effect immediately prior to the effective time of the Merger (the “Effective Time”) will be those of the surviving bank. The directors and officers of the Company and Citizens immediately prior to the Effective Time, together with one Community director to be appointed to the Company board and the Citizens board, will be the directors and officers of the Company and Citizens following the Merger.

Subject to the terms and conditions of the Reorganization Agreement, upon consummation of the Merger, each share of Community’s common stock outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive 9.4595 shares of the Company’s common stock and $56.00 per share in cash, subject to any adjustments set forth in the Reorganization Agreement (the “Merger Consideration”). At the Effective Time, each Community restricted stock unit will automatically accelerate in full and be converted into the right to receive the Merger Consideration.

The cash consideration will be reduced, on a per share basis, by the sum of the following, if any: (i) a tier 1 capital adjustment (i.e., $2.50 for every dollar of adjusted tier 1 capital of Community below $365 million as of the measurement date, if any); plus (ii) a total non-interest bearing deposit adjustment (i.e., 45.6% of every dollar of total non-interest bearing deposits of Community below $1.1 billion as of the measurement date, if any); plus (iii) a transaction costs adjustment (i.e., the amount, if any, by which certain specified transaction costs of Community exceed $6 million); provided that, if such sum exceeds $45,000,000 (the amount of such excess, if any, the “Excess Adjustment Amount”), then, in lieu of reducing the cash consideration by 100% of the Excess Adjustment Amount, 20% of the Excess Adjustment Amount shall be applied to reduce the aggregate cash consideration, and the remaining 80% of the Excess Adjustment Amount shall be applied to reduce the stock consideration.

Based on the closing price of the Company’s common stock on February 23, 2018 and assuming no adjustments to the cash consideration, the aggregate Merger Consideration would be approximately $878.3 million.

Community, the Company and Citizens have made representations, warranties and covenants in the Reorganization Agreement customary for transactions of this type. Subject to certain exceptions, each of the Company, Citizens and Community has agreed, among other things, to covenants relating to (i) the conduct of its business during the interim period between the execution of the Reorganization Agreement and the consummation of the Merger, and (ii) the use of reasonable best efforts to obtain regulatory approvals. In addition, Community has agreed, among other things, to covenants relating to (i) obligations to facilitate the Community shareholders’ consideration of, and voting upon, the approval of the principal terms of the Reorganization Agreement, (ii) the recommendations by the Community board in favor of the approval by the Community shareholders of the principal terms of the Reorganization Agreement, and (iii) non-solicitation obligations relating to alternative acquisition proposals. The Company also has agreed, among other things, to covenants relating to (i) obligations to facilitate the Company’s shareholders consideration of, and voting upon, the approval of the issuance of the shares of Company common stock pursuant to the Reorganization Agreement (the “Parent Share Issuance”), and (ii) the recommendations by the Company’s board in favor of the Parent Share Issuance.

The consummation of the Merger is subject to customary conditions, including (i) the receipt of regulatory approvals, (ii) the receipt of the requisite approval of the shareholders of the Company and Community, (iii) the absence of any law or order prohibiting the closing, and (iv) effectiveness of the registration statement to be filed by the Company with respect to the Parent Share Issuance. The obligation of each party to consummate the Merger is also conditioned upon (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Reorganization Agreement, (iii) receipt by such party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (iv) the absence of a material adverse effect with respect to the other party since the date of the Reorganization Agreement. The obligation of the Company and Citizens to consummate the Merger is also conditioned upon, among other things, (i) the adjusted tier 1 capital of Community being equal to or greater than $355.0 million as of the measurement date, (ii) the total non-maturity deposits of Community being equal to or greater than $2.1 billion as of the measurement date, and (iii)

holders of not more than 10% of the outstanding shares of Community common stock shall have exercised their dissenters rights.

The Reorganization Agreement contains customary termination rights for the Company, Citizens and Community, including if (i) the Merger is not consummated by October 31, 2018 (the “Outside Date”), which Outside Date may be extended by the Company or Community to December 31, 2018 if additional time is needed to obtain regulatory approvals, (ii) the necessary regulatory approvals are denied, (iii) the approval of the Community shareholders or the Company shareholders is not obtained, or (iv) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied.

Community may also terminate the Reorganization Agreement prior to obtaining the Community shareholders’ approval in order to enter into a definitive agreement providing for a superior proposal obtained by Community without breaching the Reorganization Agreement. In addition, in certain circumstances, the Company may terminate the Reorganization Agreement prior to the Community shareholders’ approval of the Merger in the event that (i) Community materially breaches its non-solicitation obligations relating to alternative acquisition proposals, (ii) the Community board withdraws or adversely modifies its recommendation to its shareholders or fails to affirm its recommendation within the required time period after an acquisition proposal is made, or (iii) the Community board recommends a tender offer or fails to recommend against such tender offer within 10 business days after commencement thereof. The Reorganization Agreement also provides that Community will be obligated to pay a termination fee of $35,132,000 to the Company (i) if the Reorganization Agreement is terminated by the Company in the circumstances described in the preceding sentence, (ii) as a condition to any termination of the Reorganization Agreement by Community to enter into a definitive agreement for a superior proposal or (iii) (A) if an acquisition proposal is made to Community or to its shareholders publicly, (B) the Reorganization Agreement is terminated for failure to consummate the Merger by the Outside Date without the approval of the Community shareholders being obtained or for failure to obtain the approval of the Community shareholders and (C) Community enters into a definitive agreement with respect to or consummates certain acquisition proposals within 18 months of such termination of the Reorganization Agreement.

Either the Company or Community may also terminate the Agreement if (i) the Company’s average closing price over a 20-day period ending on the fifth business day prior to closing is less than $20.13 per share and (ii) the Company’s common stock underperforms the 20-day average closing price of the KBW Regional Banking Index by 15% or more. If Community elects to so terminate the Reorganization Agreement, the Company may reinstate the Merger by increasing the exchange ratio (or the cash payment in lieu thereof) to an amount equal to the lesser of the amount that would be payable to satisfy the condition clauses (i) or (ii) of the preceding sentence.

The Merger is expected to close in the third quarter of 2018.

The foregoing description of the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein. The Reorganization Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the Company, Citizens, Community or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Reorganization Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Reorganization Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Citizens, Community or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

Voting and Support Agreements; Non-Competition, Non-Solicitation and Non-Disclosure Agreements

Concurrently with the execution and delivery of the Reorganization Agreement, each member of the Community board and certain of its executive officers and one member of the Company board have each entered into a Voting and Support Agreement, pursuant to which he or she will agree, in his or her capacity as a shareholder of Community or the Company, as applicable, to vote in favor of the requisite approval of shareholders of Community and the Company pursuant to the Reorganization Agreement.

Concurrently with the execution and delivery of the Reorganization Agreement, (i) certain directors of Community have entered into a Non-Competition, Non-Solicitation and Non-Disclosure Agreement pursuant to which such director agrees not to compete against Citizens or solicit the employees or customers of Citizens (or the former Community Bank), in each case, for a period of two years after the Effective Time, (ii) certain other directors of Community have entered into a Non-Competition, Non-Solicitation and Non-Disclosure Agreement pursuant to which such director agrees not to compete against Citizens for a period of six months after the Effective Time, become connected in any capacity (including as an employee, officer, shareholder or director) with two specified banks for a period of two years after the Effective Time, or solicit the employees or customers of Citizens (or the former Community Bank) for a period of two years after the Effective Time, (iii) the Chief Executive Officer of Community has entered into a Non-Competition, Non-Solicitation and Non-Disclosure Agreement pursuant to which such officer agrees not to compete against Citizens or solicit the employees or customers of Citizens (or the former Community Bank), in each case, for a period of two years after the Effective Time, (iv) the President and Chief Banking Officer of Community has entered into a Non-Competition, Non-Solicitation and Non-Disclosure Agreement pursuant to which such officer agrees not to compete against Citizens or solicit the employees or customers of Citizens (or the former Community Bank), in each case, for a period of one year after the Effective Time, and (v) certain other executive officers of Community have entered into a Non-Solicitation and Non-Disclosure Agreement pursuant to which each such officer agrees not to solicit the employees or customers of Community and Citizens (or the former Community Bank), in each case, for a period of one year after the Effective Time.

The foregoing descriptions of the forms of Voting and Support Agreement, Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release and Non-Solicitation and Non-Disclosure Agreement and Release are qualified in their entirety by reference to the full text of the forms of such agreements, copies of which are attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Current Report on Form 8-K and are incorporated by reference herein.

Item 8.01 Other Events.

On February 26, 2018, the Company and Community issued a joint press release announcing the execution of the Reorganization Agreement. On February 27, 2018, the Company and Community will hold a joint investor conference call to provide supplemental information regarding the Merger. Copies of the press release and the slide presentation to be used on the conference call are attached hereto as Exhibits 99.8 and 99.9, respectively. These materials are incorporated herein by reference and the foregoing description is qualified in its entirety by reference to such materials.

Forward-Looking Statements

This Current Report on Form 8-K contains statements regarding the proposed transaction between the Company, Citizens and Community, and statements about the future expectations, beliefs, goals, plans or prospects of the management of each of Company, Citizens and Community. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of Company, Citizens, Community and the surviving bank, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed Merger is subject to regulatory approvals, the approval of the shareholders of both Company and Community, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed Merger will be consummated within the expected time frame, or at all. If the Merger is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Citizens and Community and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the Merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the Merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the United States economy in general, and of the local economies in which the combined company will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the surviving bank’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving bank’s business and operating results.

All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in the Company’s reports with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K (and the risk factors set forth therein) and subsequently filed Quarterly Reports on Form 10-Q. These risk factors may not be exhaustive, as the Company operates in a continually changing business environment with new risks emerging from time to time that it is unable to predict or that it currently does not expect to have a material adverse effect on its business. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Company, Citizens and Community disclaim any intention or obligation to update any forward-looking statements after the date hereof, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed Merger, the Company will file with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus of the Company and Community, as well as other relevant documents concerning the proposed Merger. SHAREHOLDERS OF COMMUNITY AND THE COMPANY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You will be able to obtain a free copy of the preliminary joint proxy statement/prospectus, as well as other filings containing relevant information at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company and Citizens at www.cbbank.com in the “Investors” section under the “About Us” tab, or from Community at www.cbank.com in the “Investor Relations” section under the “About “ tab.

Participants in Solicitation

The Company and Community and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the Company’s executive officers and directors in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on April 6, 2017. You can obtain free copies of such definitive proxy statement at the SEC’s Internet site (www.sec.gov).

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization and Merger, dated February 26, 2018, by and among CVB Financial Corp, Citizens Business Bank and Community Bank*

2.2	List of Items in the Community Disclosure Schedule and Parent Disclosure Schedule to the Agreement and Plan of Reorganization and Merger, dated February 26, 2018, by and among CVB Financial Corp., Citizens Business Bank and Community Bank

99.1	Form of Voting and Support Agreement – Community (incorporated by reference to Exhibit A-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.2	Form of Voting and Support Agreement – CVB Financial Corp. (incorporated by reference to Exhibit A-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.3	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement – Community non-independent directors (incorporated by reference to Exhibit B-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.4	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement – Community independent directors (incorporated by reference to Exhibit B-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.5	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Community Chief Executive Officer (incorporated by reference to Exhibit B-3 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.6	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Community President and Chief Banking Officer (incorporated by reference to Exhibit B-4 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.7	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Other Community Executives (incorporated by reference to Exhibit B-5 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.8	Joint Press Release dated February 26, 2018

99.9	Joint Investor Presentation dated February 26, 2018

*

Confidential disclosure schedules omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company undertakes to furnish supplemental copies of any omitted schedules to the SEC upon request.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization and Merger, dated February 26, 2018, by and among CVB Financial Corp, Citizens Business Bank and Community Bank*

2.2	List of Items in the Community Disclosure Schedule and Parent Disclosure Schedule to the Agreement and Plan of Reorganization and Merger, dated February 26, 2018, by and among CVB Financial Corp., Citizens Business Bank and Community Bank

99.1	Form of Voting and Support Agreement – Community (incorporated by reference to Exhibit A-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.2	Form of Voting and Support Agreement – CVB Financial Corp. (incorporated by reference to Exhibit A-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.3	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement – Community non-independent directors (incorporated by reference to Exhibit B-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.4	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement – Community independent directors (incorporated by reference to Exhibit B-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.5	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Community Chief Executive Officer (incorporated by reference to Exhibit B-3 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.6	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Community President and Chief Banking Officer (incorporated by reference to Exhibit B-4 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.7	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement and Release – Other Community Executives (incorporated by reference to Exhibit B-5 of the Reorganization Agreement filed as Exhibit 2.1 hereto)

99.8	Joint Press Release dated February 26, 2018

99.9	Joint Investor Presentation dated February 26, 2018

*

Confidential disclosure schedules omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company undertakes to furnish supplemental copies of any omitted schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB Financial Corp.

Date: February 26, 2018	/s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer